SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana 4310602, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

NICE LTD. hereby furnishes this Report on Form 6-K consisting of the following document, which is attached hereto and incorporated by reference herein:

99.1          Press Release: NiCE Closes Acquisition of Cognigy, Transforming Customer Experience with Best-in-Class, Data-Driven CX AI Platform, Dated September 8, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Alon Levy
Name:	Alon Levy
Title	Vice President, General Counsel and Corporate Secretary

Dated: September 8, 2025

EXHIBIT INDEX

99.1          Press Release: NiCE Closes Acquisition of Cognigy, Transforming Customer Experience with Best-in-Class, Data-Driven CX AI Platform, Dated September 8, 2025.